UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 17, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Corcept Therapeutics Incorporated

File No. 000-50679 - CF#28207

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       Corcept Therapeutics Incorporated submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 2, 2007.

       Based on representations by Corcept Therapeutics Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

                Exhibit 10.15   through April 2, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel